EXHIBIT 21.1

SUBSIDIARIES OF THE SMALL BUSINESS ISSUER

MDwerks Global Holdings, Inc., a Florida corporation, is the sole wholly owned subsidiary of MDwerks, Inc. The following are wholly owned subsidiaries of MDwerks Global Holdings, Inc.:

Xeni Medical Systems, Inc., a Delaware corporation

Xeni Financial Services, Corporation, a Florida corporation

Xeni Medical Billing, Corp., a Delaware corporation